

Exceptional Parent

551 Main Street
Johnstown, PA 15901
Toll Free: (800) 372-7368
Tel: (814) 361-3860
Fax: (814) 361-3861
www.eparent.com

August 1, 2006

Mr. Joseph M. Valenzano Jr.
President and CEO
EP Global Communications Inc.
551 Main Street
Johnstown, PA 15901

Re: Resignation as Chief Operating Officer

Dear Joe:

In concert with our earlier discussions please consider this as my resignation effective today August 1, 2006 as the Chief Operating Officer of EP Global Communications.

Per our mutual agreement I will continue as a consultant to the Company on specific projects outlined by you.

Sincerely,

Bob Salluzzo

Robert J. Salluzzo